Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
     The following table presents our historical ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated.
     The ratios are based solely on historical financial information and no pro forma adjustments have been made.

	Three months
	ended March 31,	Year ended December 31,
	2010	2009	2008	2007	2006	2005
Fixed Charges
Interest and related amortization of borrowing costs	2,319	15,446	14,207	10,818	6,765	1,969
Estimate of the interest portion of rental expense	1,731	7,165	6,965	1,374	970	510
Preferred stock dividends	2,897	1,770	—	—	—	—

Fixed Charges	6,947	24,381	21,172	12,192	7,735	2,479
Earnings
(Loss) income from continuing operations before taxes	(23,906)	(84,160)	(319,495)	38,494	13,571	13,679
Less: Equity in (losses) earnings of unconsolidated entities	(214)	(1,148)	(13,311)	2,029	1,948	292
Plus: Distributions from unconsolidated entities	—	185	50	75	—	—
Non-controlling interest in subsidiaries with earnings and no fixed charges	(98)	(129)	(629)	(839)	(308)	—
Plus: Fixed charges	6,947	24,381	21,172	12,192	7,735	2,479
Less: Preferred stock dividends	2,897	1,770	—	—	—	—

Earnings (1)	(19,740)	(60,345)	(285,591)	47,893	19,050	15,866
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	3.9	2.5	6.4

The amount of coverage deficiency	26,687	84,726	306,763	—	—	—

(1)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings include net income before taxes, less non-controlling interest in subsidiaries with earnings and no fixed charges, less equity in earnings of 50% or less owned subsidiaries, plus distributions from 50% or less owned subsidiaries, plus total fixed charges, less preferred stock dividends. Fixed charges represent interest, borrowing costs, estimates of interest within rental expenses and preferred stock dividends.